UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 285222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Aftermarket Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6203 San Ignacio Avenue, Suite 110
(No. and Street)

San Jose	CA	95119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Daniel Smith 843-384-6916
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, M. Daniel Smith _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of March 1 _____ , 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member
Auto Aftermarket Securities, LLC
San Jose, California

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Auto Aftermarket Securities, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in the Supplemental Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Elliott Davis, LLC

Greenville, South Carolina
March 1, 2018

Auto Aftermarket Securities, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	50,407
Total assets	**$**	**50,407**

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accrued expenses	$	-
Member's equity		50,407
Total liabilities and member's equity	**$**	**50,407**

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2017

REVENUES

Interest income	$	17
Total revenues		17

EXPENSES

Business Licenses and Permits	4,000
Computer and Internet Expenses	350
Office Expense - Other	543
Outside Services - IT	1,953
Professional fees	36,456
Rent Expense	9,657
Telephone Expense	3,714
Travel Expense	26,300
Total expenses	82,973

Net loss	$	**(82,956)**

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2017

	Total member's equity
JANUARY 1, 2017	$ 49,391
Net loss	(82,956)
Member contributions	83,972
DECEMBER 31, 2017	$ 50,407

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2017

OPERATING ACTIVITIES
    Net loss $ (82,956)

FINANCING ACTIVITIES
    Member contributions   83,972
        Net increase in cash   1,016

CASH, BEGINNING OF YEAR   49,391

CASH, END OF YEAR $ **50,407**

The accompanying notes are an integral part of these financial statements.

Auto Aftermarket Securities, LLC

Notes to Financial Statements

December 31, 2017

Note 1 Summary of Significant Accounting Policies and Activities

These financial statements were prepared in conformity of accounting principles generally accepted in the United states of America. The more significant of these principles used are described as follows:

Business Activity and Regulation

Auto Aftermarket Securities, LLC (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company licensed in Michigan, California, New York, and South Carolina. The Company's revenue is generated principally by fees for facilitating mergers and acquisitions and the related consulting fees for business valuations.

The Company uses the accrual method of accounting.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash.

Limited Liability Company

Auto Aftermarket Securities LLC is a wholly owned subsidiary of Capstone Financial Group.

Fair value of assets and liabilities

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying financial statements.

Recently Issued Accounting Pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations or cash flows.

Note 2 Net Capital Requirement

The Company is subject to the securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017 the Company had a net capital of $50,407 which was $45,407 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 as of December 31, 2017.

Note 3 Income Tax Status

The Company is classified as a Limited Liability Company for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its member.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company has only been a registered broker-dealer since May of 2017, so no income tax returns have yet been filed.

Note 4 Operating Lease

The Company entered into a lease commitment for its office space commencing May 1, 2017 and expiring on May 1, 2018 and have agreed to a renewal of the lease agreement for the period May 1, 2018 – October 31, 2018.

The operating lease obligation for the remaining term of the lease is $15,420.

Note 5 Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide addition evidence about conditions that existed at the date of the balance sheet. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. There were no subsequent events to report.

Note 6 Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management believes that, as a result of its legal defenses, none of the actions, if determined adversely, should have a material effect on the financial condition of results of operations of the Company, although no assurance can be provided that the Company will not incur a loss.

Auto Aftermarket Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2017

Computation of Net Capital

Total ownership equity from statement of financial condition	$	50,407
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		50,407
Liabilities subordinated to claims of general creditors		-
Total nonallowable assets (Central Registration Depository and Prepaid Expenses)		-
Haircuts on Securities (15C3-1(F) – Short Term Certificate of Deposit)		-
Net capital	$	50,407

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	-
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		45,407
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	50,407

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable)	$	-
Percentage of aggregate indebtedness to net capital		-



Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
Auto Aftermarket Securities, LLC
San Jose, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Auto Aftermarket Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and (b) Auto Aftermarket Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Auto Aftermarket Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Greenville, South Carolina
March 1, 2018

Auto Aftermarket Securities, LLC Exemption Report

Auto Aftermarket Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

 (1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Auto Aftermarket Securities, LLC

I, M. Daniel Smith   , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

March 1, 2018